January 27, 2011

William Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., MS 3561
Washington, D.C. 20002

Re:    Black Hills Power, Inc. (the “Company”, “we”, “our” or “us”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 10, 2010
File No. 1-7978

Dear Mr. Thompson:

The purpose of this letter is to respond to your comments as set forth in your letter of December 28, 2010. The headings used herein are the same as those set forth in your letter. For ease of reference, we have set forth your comment before each response.

We have carefully considered your comments and our following responses provide the details of how we intend to comply with your comments by enhancing and, in some respects, clarifying our disclosures.

In connection with our response to your comments, we also acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMER 31, 2009

General

Comment No. 1:

Please tell us your basis for omitting the information required by Item 14 of Form 10-K.

Company's Response:

As noted on our Form 10-K cover page, the Company meets the conditions set forth in General Instruction I (1) of Form 10-K to file under a reduced disclosure format. Under General Instruction I (2)(c), registrant's qualifying for the reduced disclosure format may omit information called for by several otherwise required Items. Mistakenly, we had identified Item 14 as an item that could be omitted under the reduced disclosure format. We will include the required information in future 10-K filings beginning with our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (“2010 Form 10-K") to be filed in March 2011.

Item 8. Financial Statements and Supplementary Data, page 25

Statements of Income, page 28

Comment No. 2:

Please tell us the items and their amounts contributing to the increase in other income during fiscal 2009. In addition, refer to Item 303(a)(3) of Regulation S-K and tell us your consideration of disclosing the reasons for the increase in the other income in management's discussion and analysis of results of operations.

Company's Response:

As noted within our Form 10-K, Other income increased $4.0 million during fiscal 2009. As disclosed, approximately $2.2 million of this increase was due to an increase in AFUDC-equity attributable to the ongoing construction of Wygen III. The remaining $1.8 million of the increase in the 2009 Other income was primarily related to the sale of certain emission credits and a gain on the sale of a 25% ownership interest in the Wygen III facility that was still under construction.

As noted on the cover page to our Form 10-K, the Company meets the conditions set forth in General Instruction I (1) of Form 10-K to file under a reduced disclosure format. Under General Instruction I (2)(a), registrant's qualifying for the reduced disclosure format may omit the following:

"(a) Such registrants may omit the information called for by Item 6, Selected Financial Data, and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations provided that the registrant includes in the Form 10-K a management's narrative analysis of the results of operations explaining the reasons for material changes in the amount of revenue and expense items between the most recent fiscal year presented and the fiscal year immediately preceding it. Explanations of material changes should include, but not be limited to, changes in the various elements which determine revenue and expense levels such as unit sales volume, prices charged and paid, production levels, production cost variances, labor costs and discretionary spending programs. In addition, the analysis should include an explanation of the effect of any changes in accounting principles and practices or method of application that have a material effect on net income as reported."

Because of the relief available under General Instruction I(2)(a), specific to Item 7, we do not believe the requirements of Item 303(a)(3) are applicable to our filing under the reduced disclosure format. While we believe we have met the disclosure requirements of the reduced disclosure format, we will continue to work to improve our filings and will include additional disclosure on Other income within our 2010 Form 10-K.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

Note 11. Supplemental Cash Flows Information, page 55

Comment No. 3:

Please tell us the nature of the fiscal 2009 non-cash investing and financing transactions with your parent and how these transactions are presented in the financial statements.

Company's Response:

The 2009 non-cash investing and financing activities as disclosed within Note 11 of our Form 10-K included the following:

Year ended December 31,	2009
(in thousands)
Non-cash investing and financing activities -
Distribution to Parent	$225,000
Borrowings from Parent	$200,000

The non-cash transactions with the Parent noted in the disclosure are related to activity within the Utility Money Pool ("Money Pool"), which is described on page 53 of our Form 10-K within Note 10 "Related-Party Transactions." The Money Pool was established to coordinate and provide for certain short-term cash and working capital requirements among the Parent (Black Hills Corporation) and its utility subsidiaries, including the Company. Under the Money Pool, the Company is established as the "Repository" whereby all transactions among the Money Pool participants are effectively transacted with the Company. All transactions under the Money Pool are short-term in nature and meet all requirements for a "net" presentation within the Company's financial statements. The Money Pool related transactions described in our supplemental cash flow disclosure were considered non-cash as they were affected through book entry without moving cash through the Money Pool bank accounts.

While reviewing the Staff's comment, we determined that we should have included two items in order to complete the non-cash disclosures related to the Money Pool activities. Additionally, we believe that changing the description of each activity would clarify the nature of these transactions. The presentation for the non-cash activities would have been clearer if presented as follows:

Year ended December 31,	2009
(in thousands)
Non-cash investing and financing activities -
Investing activities:
Money Pool activity - Funds loaned to affiliate	$(200,000)
Money Pool activity - Repayments received from affiliate	$225,000
Financing activities:
Money Pool activity - Borrowings from affiliate	$200,000
Money Pool activity - Repayments to affiliate	$(225,000)

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

While the above presentation is intended to provide the Staff clarity on the non-cash transactions, like the original disclosure included in the 2009 Form 10-K, it is presented on a "gross" basis. Since we have determined that the cash flows associated with the Money Pool meet the requirements for "net" presentation as discussed in ASC 230-10-45-8 through 45-9, we believe that the supplemental cash flow disclosure would be clearer if we presented the non-cash activities "net." We believe the clearest presentation of our non-cash Money Pool activities would be as follows, and will make this disclosure in future filings, beginning with our 2010 Form 10-K:

Year ended December 31,	2009
(in thousands)
Non-cash investing and financing activities -
Investing activities:
Money Pool activity - net repayment of funds loaned	$25,000
Financing activities:
Money Pool activity - net repayment of funds borrowed	$(25,000)

While we recognize that this revised presentation is different from the original disclosure within our Form 10-K, we have assessed the significance of this information change and do not believe it is material. To the extent that an investor (which in our case is likely a holder of our First Mortgage Bonds which are secured by substantially all of our assets) has any interest in our Money Pool activities, we believe the investor would focus on the financial information related to our Money Pool activities as presented within our balance sheet and statement of cash flows, which are accurate and unchanged. We do not believe that such an investor would find this change in information to be significant.

Exhibits 31.1 and 31.2 - Certifications

Comment No. 4:

Please revise the introductory language in paragraph 4 to comply with Item 601(b)(31) of Regulation S-K. Similar revisions should be made to the certifications filed in subsequent quarterly reports.

Company's Response:

Item 601(b)(31) of Regulation S-K requires the following introductory language in paragraph 4:

“The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 15(e) and 15d - 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a - 15(f) and 15d-15(f)) for the registrant and have:”

When this certification was updated to add paragraph 4b regarding the design of internal control over financial reporting, we inadvertently failed to modify the introductory language to add the internal control over financial reporting language. We confirm that our certifications will appear exactly as set forth in Item 601(b)(31) in all future filings, commencing with our 2010 Form 10-K.

William Thompson
U.S. Securities and Exchange Commission
January 27, 2011

If we can assist with your review of this letter, or if you have any questions on any of the information in this letter, please feel free to call Jeff Berzina, Vice President - Corporate Controller at (605) 721-2346 at any time.

Sincerely,

BLACK HILLS POWER, INC.

/s/ ANTHONY S. CLEBERG
Anthony S. Cleberg
Executive Vice President and
Chief Financial Officer